

Do Justly
Love Mercy
Walk Humbly
Transformando el ecosistema Universitario

Santiago Espinosa · 3rd

Entrepreneur, Todos Comemos, enlaU, Delirato.

Bogota,D.C., Capital District, Colombia · Contact info

500+ connections



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Todos Comemos

Universidad de Los Andes

Experience



Co-founder, Head of product
Todos Comemos · Full-time
Mar 2020 – Present · 1 yr 3 mos
Bogotá

Leading the customer experience from end-to-end in TodosComemos to transform the way people cook at home in LATAM. Making cooking and great food accessible to all.



Co-founder and Board Member
Delirato
Jun 2017 – Present · 4 yrs
Bogotá D.C. Area, Colombia

Lider del concepto y de la estrategia de crecimiento de la marca.





delirato.JPG

Comida en la U
7 yrs 2 mos

Co-Founder
Apr 2014 – Present · 7 yrs 2 mos
Bogotá D.C. Area, Colombia

Dirigir la etapa de crecimiento en LATAM y consolidacion en Colombia.

CEO at enlaU
Jul 2017 – Jun 2020 · 3 yrs
Bogotá D.C., Colombia



Co-Founder and board member
tao calentao
Jan 2015 – Present · 6 yrs 5 mos
Bogotá

Director de estrategia en licitaciones
Grupo Posso
Jan 2013 – Jun 2016 · 3 yrs 6 mos

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Education



Universidad de Los Andes
Master's degree, Economía
2010 – 2016



Universidad de Los Andes
Economista, Economía
2010 – 2014



Udemy Academy
Some courses in Data Science, Computer Science and BI

Python for Data Science and Machine Learning Bootcamp
The Complete Ruby on Rails Developer Course
The Complete NodeJS Course

Volunteer experience

Lider de grupos universitarios Cristianos
Campus Crusade for Christ
Jan 2013 – Dec 2014 · 2 yrs

Skills & endorsements

Finanzas para emprendedores · 17
Andersson Mesa and 16 connections have given endorsements for this skill

Estrategia empresarial · 16
Andersson Mesa and 15 connections have given endorsements for this skill

Startup Builder

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Recommendations

Received (9) Given (7)



Andrés Méndez
CEO enlaU | Serial entrepreneur & activist
May 11, 2021, Andrés reported directly to Santiago

Admiro a Santiago por su capacidad de identificar problemas en el mercado y crear prototipos para validarlos. Además, es capaz de aprender todo tipo de conocimientos y adaptarse a todo tipo de situaciones. Su liderazgo parte del ejemplo de su vida personal, lo que repercute en todo lo que hace. Sin d... See more

Elton Santana
Mobile Software Enginner @ Nubank
April 25, 2021, Elton reported directly to Santiago

In the time we worked together, almost 2 years, we faced a lot of challenges. As CEO, Santi had a lot to teach me and my teammates about strategy and the values we were following to. I'm thankful for he gave me the first opportunity to work in a project with a large base of users at enLaU. He let me ... See more

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Accomplishments

2 Languages ⌄
Español • Inglés

1 Honor & Award ⌄
Mejor deportista graduado

1 Organization ⌄
UNIANDINOS

1 Project ⌄
Articulo Banrep

1 Test Score ⌄
2do lugar en el Icfes

Interests

LatAm Careers (Latin America Jobs)
4,799 members

Jonathan Becher in
Senior Executive, Board Member, Startup Advisor
819,614 followers

Brad Feld in
Managing Director at Foundry Group
335,298 followers

WayUp
10,447 followers